Exhibit 99.1

Azure Power Global Limited to Hold 2017 Annual General Meeting on September 25, 2017

New Delhi, August 15, 2017: Azure Power Global Limited (“Azure Power” or the “Company”) (NYSE: AZRE), a leading solar power producer in India, announced that it will hold its annual general meeting of shareholders at the Company’s office on the 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, Republic of India at 3 p.m. (Delhi Time) on September 25, 2017.

The Company will propose at the annual general meeting to (i) to adopt the Annual Report of the Company along with the Report of the Board of Directors and the Report of the Auditors on the Financial Statements and the Form 20-F filed with SEC for the year ended 31 March 2017, (ii) ratify the appointment of Ernst & Young Associates LLP as the auditor (the “Auditor”) to audit the account of the Company for the fiscal year ending March 31, 2018 and to fix the remuneration of the Auditor, (iii) re-elect Mr. Eric Ng Yim On as the Company’s director, (iv) re-elect Mr. Cyril Sebastien Dominique Cabanes as the Company’s director, (v) re-appoint Mr. Harkanwal S. Wadhwa as the Company’s director, and (vi) to increase the existing Employee Stock Options pool.

Only shareholders of record of the Company’s equity shares on the close of business on August 24, 2017 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice and vote at the annual general meeting or any adjournment. Shareholders are cordially invited to attend the annual general meeting. Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting is available on Azure Power’s website at http://www.azurepower.com.

For a copy of the Company’s annual report for the fiscal year ended March 31, 2017, containing the complete audited financial statements and report of the auditors for the fiscal year ended March 31, 2017, and the report of the board of directors, please visit the Investor Relations Section on Azure Power’s website at http://www.azurepower.com. We will provide all holders of our equity shares, upon request, a hard copy of our annual report for the fiscal year ended March 31, 2017 free of charge.

About Azure Power

Azure Power (NYSE: AZRE) is a leading solar power producer in India with a portfolio of over 1,000 MWs across 18 states. With over 100 MWs of high quality, operating and committed solar assets, the company has one of the largest rooftop portfolios in the country. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power